DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05004307

DIVISION OF
CORPORATION FINANCE

February 10, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2005

Re: General Electric Company
Incoming letter dated January 25, 2005

Dear Mr. Mueller:

This is in response to your letter dated January 25, 2005 concerning the shareholder proposals submitted to GE by James McGovern. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: James McGovern
25 Diana Drive
Bloomfield, CT 06002

405415

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 25, 2005

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposals of James McGovern*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), a New York corporation, intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") four shareowner proposals and statements in support thereof (the "Proposals") received from James McGovern (the "Proponent"). The Proposals are four separate and distinct requests that GE provide disclosures on various employment, compensation and corporate business policy matters. The full text of the Proposals is attached hereto as Exhibit A.

On behalf of GE, we hereby notify the Division of Corporation Finance of GE's intention to exclude the Proposals from its 2005 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposals are excludable pursuant to Rule 14a-8(e)(2), because the Proponent failed to submit the Proposals to GE's principal executive offices in a timely fashion. In addition, GE requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of GE's intention to omit the Proposals from the 2005 Proxy Materials. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposals to GE's Principal Executive Offices in a Timely Fashion.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), GE disclosed in its 2004 Proxy Materials the deadline for submitting shareowner proposals, as well as the method for submitting such proposals for GE's 2005 Annual Meeting. Specifically, GE's 2004 proxy statement states on page 62:

> Shareowner Proposals for Inclusion in Next Year's Proxy Statement
>
> To be consider for inclusion in next year's proxy statement, shareowner proposals must be received at our principal executive offices no later than the close of business on November 9, 2004. Proposals should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, Fairfield, Connecticut 06828.

The Proposals are dated December 31, 2004 and were received by GE on January 5, 2005, almost 2 months after the November 9, 2004 deadline. Rule 14a-8(e)(2) indicates that the deadline for Rule 14a-8 shareowner proposals is no less than 120 days before the release date of last year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. GE's 2004 Annual Meeting of Shareowners was held on April 28, 2004. GE's 2005 annual meeting is scheduled to be held on April 27, 2005. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for shareowner proposals is that which is disclosed in GE's 2004 proxy statement. The Staff has concurred with the exclusion of numerous proposals pursuant to Rule 14a-8(e)(2) on the basis that they were submitted to companies on an untimely basis. *See, e.g. Crane Co.* (avail. Dec. 27, 2004); *Verizon Communications Inc.* (avail. January 19, 2004); *Bank of America Corp.* (avail. Feb. 27, 2001); *CNS, Inc.* (Mar. 09, 2000).

GE has not provided the Proponent with the 14-day notice under Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, GE is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposals to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposals may properly be excluded from the 2005 Proxy Materials because the Proponent failed to submit the Proposals within the time frame required under Rule 14a-8(e)(2).

II. Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate.

GE intends to file its definitive 2005 Proxy Materials on or after March 1, 2005. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, consistent with Staff precedent, we believe that GE has good cause for the delayed submission of this request. Accordingly, we respectfully request that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) so as to permit GE to file and mail definitive copies of the Proxy Materials as scheduled.

The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the procedural fault lies with the stockholder submitting the proposal. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."); *Crane Co.* (avail. Dec. 27, 2004) (proposal received by company four weeks after submission deadline); *Monsanto Company* (avail. Nov. 26, 2003) (proposal received by company fewer than 80 days prior to the date company planned to file its definitive proxy material); *International Business Machines Corporation* (avail. Mar. 6, 2003) (proposal filed with company fewer than 80 days prior to the date company intended to file its proxy materials); *Lipid Sciences, Inc.* (avail. May 2, 2002); *Sepracor, Inc.* (avail. Mar. 27, 2002). The Proposals were submitted to GE after the 80-day point had passed. Accordingly, we believe that GE has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposals from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,



Ronald O. Mueller

ROM/dcl
Enclosures

cc: Thomas J. Kim, General Electric Company
James McGovern (by e-mail)

70306941_1.DOC

EXHIBIT A

JAMES MCGOVERN

December 31, 2004

Dear Sir or Madam:

As a current shareholder, I respectfully request the following items be included in the agenda for the next vote of shareholder resolutions.

Resolution One

Disclosure in Annual Reports amount of outsourcing: The marketplace is wary of companies headquartered in the United States that derive a significant portion of their revenue here who have practices that encourage the outsourcing of American jobs to foreign countries, especially in circumstances when they are not consumers of the products the company sells. The politics around outsourcing are nebulous and everyone has a different opinion on whether it helpful or harmful to the economy. The one thing that still holds true is that corporations should be forthcoming in all of their business practices and disclose both current and future plans in this regard so that shareholders can make their own decisions on whether such practices are ethical.

I request that all future annual reports include a section that tracks on a quarterly basis, increases/decreases in employee headcount related to outsourcing and projections (best judgment) for changes in headcount for the next four quarters out.

Resolution Two

Update corporate policies related to Israel: The issues that exist in Israel and Palestine are horrific. Innocent people on both sides are dying. The U.N. Commission on Human Rights, Amnesty International and similar groups report widespread human rights abuses committed in Israel. The Israeli military has prevented the movement of cars, ambulances, food and medicine to people in need. This destruction and its effects on civilian populations violate numerous international standards and laws, particularly the Fourth Geneva Convention.

I request that corporate policy be updated to categorize all expansion, investment and charity related to either Israel or Palestine to disallow this activity and end the Apartheid in the Middle East.

Resolution Three

CEO Pay Disparity: CEO pay once bore a reasonable relationship to the pay of the average or lowest-paid worker. Today, the ratio has skyrocketed with no end in sight! Shareholders believe that corporations need to pay going rates for talent, but this needs to be tempered by other factors. A huge CEO-to-worker pay gap has a long term detrimental effort by degrading workers and in the long-term could injure company performance which ultimately hurts the shareholders it intends to serve.

Additionally, pay disparity violates common moral principles of the common good, love of neighbor and the dignity and worth of every human being. Pay disparity is not a problem of just one company but is national in nature. The board of directors can take a lead in the industry by taking a leadership position within the industry on this topic. I request a section in future annual reports that shows the historical ratio of CEO pay to the lowest paid worker along with projections over the next three years.

Alternatively, the board could consider limiting compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount.

Resolution Four

Equal Employment Opportunity: is an important issue for shareholders, employees and executives especially as the workforce increases in diversity. Statistics show that while women and minorities comprise two thirds of our population and 57% of the United States workforce, they represent little more than 3% of executive-level positions. Workplace discrimination creates a significant burden for shareholders (Lawsuits against Wal-Mart are one example) due to the high cost of litigation and its ability to destroy corporate identity and brand.

I request that all future annual reports contain a chart identifying employees according to their gender and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category.

If you have any questions or require additional information, please do not hesitate to contact me using the information below. Email is the preferred method of contact and will be responded to quickly.

Sincerely,



James McGovern

BLOOMFIELD CT • 06002
PHONE: 860.242.1050 • EMAIL: JAMES@ARCHITECTBOOK.COM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated January 25, 2005

The proposals relate to various corporate matters.

There appears to be some basis for your view that GE may exclude the proposals under rule 14a-8(e)(2) because GE received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

We note that GE did not file its statement of objections to including the proposals in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant GE's request that the 80-day requirement be waived.

Sincerely,



Robyn Manos
Special Counsel